IB Acquisition Corp.

1200 N Federal Highway, Suite 215

Boca Raton, FL 33432

March 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	IB Acquisition Corp.
Registration Statement on Form S-1
File No. 333-275650

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, IB Acquisition Corp., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. (Eastern Time) on March 25, 2024, or as soon thereafter as possible on such date.

Very truly yours,

IB Acquisition Corp.

By:	/s/ Al Lopez
Name:	Al Lopez
Title:	Chief Executive Officer